                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                              --------------------
                           UNITED ROAD SERVICES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    911384105
                                 (CUSIP Number)

                                JILL A.G. ZELLMER
                              GE CAPITAL CFE, INC.
                               201 HIGH RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 316-7500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      This document consists of 28 pages

--------------------------------------------------------------------------------
CUSIP No.  911384105
--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GE CAPITAL CFE, INC. (formerly, CFE, INC.), a Delaware corporation I.R.S. #06-1471032
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         537,843
 EACH REPORTING PERSON   -------------------------------------------------------
         WITH             8.   SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER -
                               537,843
--------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER -0

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        537,843
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 20%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  911384105
--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation I.R.S.#13-1500700

--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        NOT APPLICABLE
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
--------------------------------------------------------------------------------
  NUMBER OF SHARES        7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY          DISCLAIMED (SEE 11 BELOW)
EACH REPORTING PERSON  ---------------------------------------------------------
        WITH              8.   SHARED VOTING POWER

--------------------------------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER -
                               DISCLAIMED (SEE 11 BELOW)
--------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL CORPORATION
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        NOT APPLICABLE (SEE 11 ABOVE)

--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  911384105
--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        GENERAL ELECTRIC CAPITAL SERVICES, INC., a Delaware corporation I.R.S.#06-11095031
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        NOT APPLICABLE
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware, USA
--------------------------------------------------------------------------------
  NUMBER OF SHARES         7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY           DISCLAIMED (SEE 11 BELOW)
EACH REPORTING PERSON   --------------------------------------------------------
        WITH               8.   SHARED VOTING POWER

--------------------------------------------------------------------------------
                           9.   SOLE DISPOSITIVE POWER -
                                DISCLAIMED (SEE 11 BELOW)
--------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL SERVICES, INC.
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  911384105
--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        GENERAL ELECTRIC COMPANY,  a New York corporation
        I.R.S. #14-0089340
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        NOT APPLICABLE
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York, USA
--------------------------------------------------------------------------------
  NUMBER OF SHARES            7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY              DISCLAIMED (SEE 11 BELOW)
EACH REPORTING PERSON    -------------------------------------------------------
        WITH                  8.   SHARED VOTING POWER

--------------------------------------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER -
                                   DISCLAIMED (SEE 11 BELOW)
--------------------------------------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC COMPANY
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 (this "Amendment") to Statement on Schedule 13D dated July 20, 2000 (the "Statement") relates to shares of Common Stock, par value $0.001 per share ("Common Stock"), of United Road Services, Inc., a Delaware corporation (the "Company"). The shares of Common Stock are issuable upon exercise of shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"), of the Company. The principal executive offices of the Company are located at 17 Computer Drive West, Albany, New York 12205.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Amendment is being filed by the following persons:

         (i) GE Capital CFE, Inc. (formerly, CFE, Inc.), a Delaware corporation ("CFE");

         (ii) General Electric Capital Corporation, a Delaware corporation ("GE Capital");

         (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

         (iv) General Electric Company, a New York corporation ("GE").

     The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b) and (c) CFE is a wholly-owned subsidiary of GE Capital which is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE.

CFE is a Delaware corporation. CFE engages in financing services that include making equity investments in connection with lending transactions of GE Capital. CFE maintains its principal executive offices at 201 High Ridge Road, Stamford, Connecticut 06927.

GE Capital is a Delaware corporation (it was formerly a New York corporation). GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities. GE Capital maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitutes GE's principal financial services businesses.

GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

For information with respect to the identity and background of each executive officer and director of the Reporting Persons, see Schedules I, II, III, and IV attached hereto.

The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.

(d) and (e). During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of the Reporting Persons are U.S. citizens, except that (i) Paolo Fresco, a director of GE, is an Italian citizen, (ii) Yoshiaki Fujimori, an executive officer of GE, is a Japanese citizen, (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and
(iv) Andrea Jung, a director of GE, is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously reported, on July 20, 2000, CFE entered into a Stock Purchase Agreement dated as of July 20, 2000 (the "Stock Purchase Agreement") with the Company pursuant to which CFE acquired 49,045.86 shares of Preferred Stock for a purchase price of $40.778 per share. Cash payment for the shares of Preferred Stock was made on July 21, 2000 out of the working capital of CFE.

Each share of Preferred Stock acquired by CFE is convertible into shares of Common Stock as provided in the Certificate of Powers, Designations, Preferences and Rights of The Series A Participating Convertible Preferred Stock, Par Value, $0.001 per share, of the Company (the "Certificate of Powers, Designations, Preferences and Rights") which is part of the Company's Certificate of Incorporation filed with the Secretary of State of the State of Delaware. Each share of Preferred Stock is presently convertible into 10 shares of Common Stock, subject to adjustment as provided in the Certificate of Powers, Designations, Preferences and Rights. A copy of the Stock Purchase Agreement was filed as an Exhibit to the Statement and is incorporated by reference herein.

Shares of Preferred Stock cumulate dividends on a quarterly basis to the extent that such dividends are not paid in cash. The filing of this Amendment is necessitated solely because of such cumulated dividends. As of the date of this filing, CFE has the ability to acquire up to 537,843 shares of Common Stock upon the conversion into Common Stock of its 49,045.86 shares of Preferred Stock plus cumulated dividends as of December 31, 2001 (the most recent quarterly dividend date in respect of the Preferred Stock), calculated as follows: (i) 49,045.86 shares of Preferred Stock each of which is convertible into 10 shares of Common Stock for a total of 490,459 shares of Common Stock, plus (ii) $164,234 of cumulated dividends as of December 31, 2001 (the most recent quarterly dividend date in respect of the Preferred Stock) at the current Conversion Price calculated in accordance with the Certificate of Powers, Designations, Preferences and Rights, resulting in a total of an additional 47,384 shares of Common Stock issuable upon conversion of CFE's Preferred Stock. Under the terms of the Certificate of Powers, Designations, Preferences and Rights dividends may continue to cumulate on the Preferred Stock subsequent to the date of this Amendment.

ITEM 4. PURPOSE OF TRANSACTION.

CFE purchased the 49,045.86 shares of Preferred Stock from the Company in connection with two Preferred Stock transactions described in proxy materials mailed by the Company to its Stockholders on or about June 13, 2000 (the "Company's Proxy Statement") in connection with a Special Meeting of Stockholders of the Company held on July 20, 2000 to consider and act on, among other items, the two Preferred Stock transactions. At the Special Meeting of Stockholders the two Preferred Stock transactions, including CFE's purchase of the 49,045.86 shares of Preferred Stock pursuant to the terms of the Stock Purchase Agreement, were approved by the Company's stockholders. The other Preferred Stock transaction described in the Company's Proxy Statement was the purchase on July 20, 2000 by Blue Truck Acquisition, LLC, a Delaware limited liability company ("Blue Truck"), and an affiliate of KPS Special Situations Fund, L.P., a Delaware limited partnership ("KPS Special Situations Fund"), of 613,073.27 shares of Preferred Stock.

This Amendment is being filed solely to reflect the additional shares of Common Stock issuable to CFE based upon the conversion of the Preferred Stock held by CFE plus cumulated dividends thereon through December 31, 2001 (the most recent dividend date for the Preferred Stock). As described above in Item 3, cumulated dividends through December 31, 2001 result in CFE being able to acquire an additional 47,384 shares of Common Stock upon conversion at the current Conversion Price of the Preferred Stock acquired by CFE on July 20, 2000. Dividends may continue to cumulate on the Preferred Stock subsequent to the date of this Amendment. The dividend features and Conversion Price provisions of the Preferred Stock are more fully described in the Certificate of Powers, Designations, Preferences and Rights.

CFE holds the shares of Preferred Stock as an investment. CFE intends to review its investment in the Company on a regular basis and as a result thereof may, at any time or from time to time, convert all or a portion of the Preferred Stock into Common Stock or dispose of all or a portion of the Preferred Stock owned by it, or the Common Stock issuable upon conversion of such Preferred Stock. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations. CFE has no current intention of disposing of any of the securities.

Except as set forth or incorporated by reference in this Amendment or the Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) As a result of its ownership of the Preferred Stock plus cumulated dividends on the Preferred Stock through December 31, 2001 (the most recent quarterly dividend date in respect of the Preferred Stock), CFE is the beneficial owner of 537,843 shares of Common Stock representing approximately 20% of the outstanding shares of Common Stock. Such 537,843 shares of Common Stock are issuable to CFE upon the conversion of its shares of Preferred Stock as follows: (i) 490,459 shares of Common Stock issuable upon the conversion of its 49,045.86 shares of Preferred Stock, each of which is convertible into 10 shares of Common Stock, plus (ii) 47,384 shares of Common Stock issuable in respect of $164,234 of cumulated dividends as of December 31, 2001 (the most recent quarterly dividend date in respect of the Preferred Stock) at the current Conversion Price calculated in accordance with the Certificate of Powers, Designations, Preferences and Rights. Under the terms of the Certificates of Powers, Designations, Preferences and Rights, dividends may continue to cumulate on the Preferred Stock subsequent to the date of this Amendment. GECS, GE Capital, and GE disclaim beneficial ownership in any shares of Preferred Stock or Common Stock.

Except as disclosed in this Item 5(a) or elsewhere in this Amendment or the Statement, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors, beneficially own any securities of the Company or has a right to acquire any securities of the Company.

(b) CFE has the sole power to vote or direct the voting and to dispose or direct the disposition of the shares of Preferred Stock held by CFE and the shares of Common Stock issuable upon conversion thereof.

Except as described in this Item 5(b) or elsewhere in this Amendment or the Statement, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c) Except as disclosed elsewhere in this Amendment or the Statement, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in securities of the Company during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by CFE except for CFE.

(e) Not applicable.

Neither the filing of this Amendment, the Statement or any amendment hereto or thereto, nor anything contained therein or herein is intended as, or should be construed as, an admission that any Reporting Person is the "beneficial owner" of any shares of Preferred Stock or Common Stock which any other Reporting Person is deemed to beneficially own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights, CFE has the right, exercisable at any time, to convert each share of Preferred Stock plus cumulated dividends thereon into shares of Common Stock as set forth in the Certificate of Powers, Designations, Preferences and Rights. A copy of the Certificate of Powers, Designations, Preferences and Rights was filed as an Exhibit to the Statement and is incorporated by reference herein.

     CFE has entered into a Registration Rights Agreement, dated July 20, 2000 (the "Registration Rights Agreement"), with the Company and Blue Truck. The Registration Rights Agreement provides CFE with the right to request on one occasion that the Company file a registration statement under and in accordance with the provisions of the Securities Act of 1933, as amended, covering shares of Common Stock issued to CFE upon conversion of its Preferred Stock. In addition, if under certain circumstances, the Company files a registration statement covering shares of Common Stock (including shares of Common Stock issued to Blue Truck upon conversion of shares of Preferred Stock acquired by Blue Truck in the second Preferred Stock transaction described in the Company's Proxy Statement), CFE will be entitled to notice of such registration and, subject to the terms of the Registration Rights Agreement, may include in the offering shares of Common Stock issued to CFE upon conversion of its Preferred Stock. A copy of the Registration Rights Agreement was filed as an Exhibit to the Statement and is incorporated by reference herein.

     Pursuant to the terms of a letter, dated July 20, 2000 (the "Letter Agreement"), between CFE and Blue Truck, Blue Truck has provided CFE with the right to elect to sell its Preferred Stock, or Common Stock issuable upon conversion of such Preferred Stock, if Blue Truck determines to sell its Preferred Stock, or Common Stock issuable upon conversion of its Preferred Stock, in the same transaction and on the same terms as Blue Truck. The Letter Agreement contains certain specific enumerated exceptions to the right of CFE to elect to "tag along" in dispositions made by Blue Truck. A copy of the Letter Agreement was filed as an Exhibit to the Statement and is incorporated by reference herein.

         GE Capital is a limited partner in KPS Special Situations Fund. Blue Truck is an affiliate of KPS Special Situations Fund.

         Except as set forth or incorporated by reference in this Amendment or the Statement, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following are filed as Exhibits to this Amendment No. 1 to
Schedule 13D:

     Exhibit 9: Stock Purchase Agreement dated as of July 20, 2000 between the Company and CFE (incorporated by reference to Exhibit 1 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 10: Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 2 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 11: Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 3 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 12: Registration Rights Agreement dated as of July 20, 2000 by and among the Company, CFE and Blue Truck (incorporated by reference to Exhibit 4 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 13: Letter dated July 20, 2000 by and between CFE and Blue Truck (incorporated by reference to Exhibit 5 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 14: Joint Filing Agreement by and among GE, GECS, GE Capital and CFE (incorporated by reference to Exhibit 6 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 15: Power of Attorney Executed by General Electric Company (incorporated by reference to Exhibit 7 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Exhibit 16: Power of Attorney Executed by General Electric Capital Services, Inc. (incorporated by reference to Exhibit 8 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

     Schedule I.    Directors and Executive Officers of CFE

     Schedule II.   Directors and Executive Officers of GE Capital

     Schedule III.  Directors and Executive Officers of GECS

     Schedule IV.   Directors and Executive Officers of GE

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002               GE CAPITAL CFE, INC. (formerly, CFE, Inc.),
                                a Delaware corporation

                                By:  /s/ Preston H. Abbott
                                   ------------------------------------------
                                   Name:  Preston H. Abbott
                                   Title: Vice President and Secretary


                                GENERAL ELECTRIC CAPITAL
                                CORPORATION,
                                a Delaware corporation

                                By:  /s/ Preston H. Abbott
                                   ------------------------------------------
                                   Name:  Preston H. Abbott
                                   Title: Duly Authorized Signatory


                                GENERAL ELECTRIC CAPITAL
                                SERVICES, INC.,
                                a Delaware corporation

                                By:  /s/ Preston H. Abbott
                                   ------------------------------------------
                                  Name:  Preston H. Abbott
                                  Title: Attorney-in-fact


                                GENERAL ELECTRIC COMPANY,
                                a New York corporation

                                By:  /s/ Preston H. Abbott
                                   ------------------------------------------
                                   Name: Preston H. Abbott
                                   Title: Attorney-in-fact

                           SCHEDULE I TO SCHEDULE 13D

                     GE CAPITAL CFE, INC. (F/K/A CFE, INC.)
                        DIRECTORS AND EXECUTIVE OFFICERS

-------------------------------------------------------------------------------------------------------
       Name           Present Business Address          Present Principal Occupation
       ----           ------------------------          ----------------------------
----------------------------------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------------------------------
Michael A. Gaudino       201 High Ridge Road            President, CFE; President and Chief
                         Stamford, CT 06927             Financial Officer, GE Capital
                                                        Commercial Finance, Inc.
----------------------------------------------------------------------------------------------
                              OFFICERS
----------------------------------------------------------------------------------------------
Michael A. Gaudino       201 High Ridge Road            President, CFE; President and Chief
                         Stamford, CT 06927             Financial Officer, GE Capital
                                                        Commercial Finance, Inc.
----------------------------------------------------------------------------------------------
J. Gordon Smith          201 High Ridge Road            Vice President, CFE; Managing
                         Stamford, CT 06927             Director, GE Capital Commercial
                                                        Finance, Inc.
----------------------------------------------------------------------------------------------
James Ungari             201 High Ridge Road            Vice President, CFE; Managing
                         Stamford, CT 06927             Director, GE Capital Commercial
                                                        Finance, Inc.
----------------------------------------------------------------------------------------------
Murry K. Stegelmann      60 Long Ridge Road             Vice President, CFE; Managing
                         Stamford, CT 06927             Director, GE Capital Commercial
                                                        Finance, Inc.
----------------------------------------------------------------------------------------------
Preston H. Abbott        201 High Ridge Road            Vice President and Secretary, CFE;
                         Stamford, CT 06927             Managing Director and General
                                                        Counsel, GE Capital Commercial
                                                        Finance, Inc.
----------------------------------------------------------------------------------------------
Clifford H. Warren       201 High Ridge Road            Vice President - Taxes, CFE; Tax
                         Stamford, CT 06927             Director, GE Capital Commercial
                                                        Finance, Inc.
----------------------------------------------------------------------------------------------
Janet Williams           60 Long Ridge Road             Vice President, CFE; Senior Vice
                         Stamford, CT 06927             President, GE Capital Commercial
                                                        Finance, Inc.
----------------------------------------------------------------------------------------------
Kenneth M. Gacevich      2325 Lakeview Parkway          Vice President, CFE; Vice President,
                         Alpharetta, GA 30004           GE Capital Commercial Finance, Inc.
----------------------------------------------------------------------------------------------
Thomas Waters            2325 Lakeview Parkway          Vice President, CFE; Vice President,
                         Alpharetta, GA 30004           GE Capital Commercial Finance, Inc.
----------------------------------------------------------------------------------------------
Brian Beckwith           2325 Lakeview Parkway          Vice President, CFE; Vice President,
                         Alpharetta, GA 30004           GE Capital Commercial Finance, Inc.
----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
John Crosby                       2325 Lakeview Parkway          Vice President, CFE; Managing
                                  Alpharetta, GA 30004           Director, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Mark S. H. Cohen                  260 Long Ridge Road            Vice President, GE Capital
                                  Stamford, CT 06927             Commercial Finance, Inc.
-------------------------------------------------------------------------------------------------------
Thomas Johnstone                  201 High Ridge Road            Vice President, CFE; Managing
                                  Stamford, CT 06927             Director, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Tim Morris                        60 Long Ridge Road             Vice President, CFE; Managing
                                  Stamford, CT 06927             Director, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Jerome McDermott                  60 Long Ridge Road             Vice President, CFE; Vice President,
                                  Stamford, CT 06927             GE Capital Commercial Finance, Inc.
-------------------------------------------------------------------------------------------------------
Greg Hong                         60 Long Ridge Road             Vice President, CFE; Senior Vice
                                  Stamford, CT 06927             President, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Robert Kadlick                    60 Long Ridge Road             Vice President, CFE; Vice President,
                                  Stamford, CT 06927             GE Capital Commercial Finance, Inc.
-------------------------------------------------------------------------------------------------------
William Richardson                60 Long Ridge Road             Vice President, CFE; Vice President,
                                  Stamford, CT 06927             GE Capital Commercial Finance, Inc.
-------------------------------------------------------------------------------------------------------
William Magee                     60 Long Ridge Road             Vice President, CFE; Senior Vice
                                  Stamford, CT 06927             President, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Karl Kieffer                      60 Long Ridge Road             Vice President, CFE; Vice President,
                                  Stamford, CT 06927             GE Capital Commercial Finance, Inc.
-------------------------------------------------------------------------------------------------------
William Brasser                   201 High Ridge Road            Vice President, CFE; Managing
                                  Stamford, CT 06927             Director, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Shaun Pettit                      201 High Ridge Road            Vice President, CFE; Managing
                                  Stamford, CT 06927             Director, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Michael Lustbader                 201 High Ridge Road            Vice President, CFE; Senior Vice
                                  Stamford, CT 06927             President, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Denise Vaios                      201 High Ridge Road            Vice President, CFE; Senior Vice
                                  Stamford, CT 06927             President, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Gerard Hanabergh                  800 Connecticut Ave,           Vice President, CFE; Senior Vice
                                  Norwalk, CT 06854              President, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
James DeSantis                    800 Connecticut Ave,           Vice President, CFE; Senior Vice
                                  Norwalk, CT 06854              President, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Randy Wexler                      201 High Ridge Road            Vice President, CFE; Managing
                                  Stamford, CT 06927             Director, GE Capital Commercial
                                                                 Finance, Inc.
-------------------------------------------------------------------------------------------------------
Preston H. Abbott                 201 High Ridge Road            Vice President & Secretary, CFE;
                                  Stamford, CT 06927             Vice President & Secretary, GE
                                                                 Capital Commercial Finance, Inc.
-------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                              SCHEDULE II TO SCHEDULE 13D

                                          GENERAL ELECTRIC CAPITAL CORPORATION
                                            DIRECTORS AND EXECUTIVE OFFICERS

----------------------------------------------------------------------------------------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
                 ----                          ------------------------             ----------------------------
----------------------------------------------------------------------------------------------------------------------
                                                     DIRECTORS
----------------------------------------------------------------------------------------------------------------------
Nancy E. Barton                          GE Capital                             Senior Vice President, General
Director                                 260 Long Ridge Road                    Counsel and Secretary, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James R. Bunt                            GE                                     Vice President and Treasurer, GE
Director                                 3135 Easton Turnpike
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
David L. Calhoun                         General Electric Appliances            Executive Vice President and Chief
Director                                 Appliance Park                         Executive Officer, GE Aircraft
                                         Louisville, KY 40225                   Engines
----------------------------------------------------------------------------------------------------------------------
Dennis D. Dammerman                      GE                                     Vice Chairman and Executive Officer,
Director                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Scott C. Donnelly                        General Electric CR&D                  Senior Vice President, GE, CR&D
Director                                 One Research Circle
                                         Niskayuna, NY  12309
----------------------------------------------------------------------------------------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President and Chief Executive
Director                                 Taylor Building                        Officer, GE Financial Assurance
                                         6604 West Broad Street
                                         Richmond, VA 23230
----------------------------------------------------------------------------------------------------------------------
Benjamin W. Heineman, Jr.                General Electric Company               Senior Vice President, General
Director                                 3135 Easton Turnpike                   Counsel and Secretary, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Arthur H. Harper                         GE Capital Corporation                 Executive Vice President,
Director                                 260 Long Ridge Road                    GE Capital Corporation
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Jeffery R. Immelt                        GE                                     Chairman and Chief Executive
Director                                 3135 Easton Turnpike                   Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Robert Jeffe,                            GE                                     Senior Vice President, Corporate
Director                                 3135 Easton Turnpike                   Business Development - GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
John H. Myers                            GE Investment Corporation              Chairman and President, GE
Director                                 3003 Summer Street                     Investment Corporation
                                         Stamford, CT 06904
----------------------------------------------------------------------------------------------------------------------
Denis J. Nayden                          GE Capital                             Chief Executive Officer, GE Capital
Director                                 260 Long Ridge Road
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Michael A. Neal                          GE Capital                             President and COO, GE
----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Director                                 260 Long Ridge Road                    Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James A. Parke                           GE Capital                             Vice Chairman and Chief Financial
Director                                 260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President and Chief
Director                                 5200 Metcalf                           Executive Officer, Employers
                                         Overland Park, KS 66201                Reinsurance Corporation
----------------------------------------------------------------------------------------------------------------------
Gary M. Reiner                           GE                                     Senior Vice President and Chief
Director                                 3135 Easton Turnpike                   Information Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Gary L. Rogers                           GE                                     Vice Chairman,
Director                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
John M. Samuels                          GE                                     Vice President and Senior Counsel,
Director                                 3135 Easton Turnpike                   Corporate Taxes, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
K.S. Sherin                              GE                                     Senior Vice President, Finance and
Director                                 3135 Easton Turnpike                   Chief Financial Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Edward D. Stewart                        GE Capital                             Executive Vice President, GE Capital
Director                                 1600 Summer Street
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Robert C. Wright                         National Broadcasting Company, Inc.    Chairman and CEO,
Director                                 30 Rockefeller Plaza                   NBC
                                         New York, New York 10112
----------------------------------------------------------------------------------------------------------------------
                                                 OFFICERS
                                                 --------
----------------------------------------------------------------------------------------------------------------------
Nancy E. Barton                          GE Capital                             Senior Vice President, General
Senior Vice President, General Counsel   260 Long Ridge Road                    Counsel and Secretary, GE Capital
and Secretary                            Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James Colica                             GE Capital                             Senior Vice President, Global Risk
Senior Vice President                    260 Long Ridge Road                    Management, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Richard D'Avino                          GE Capital                             Senior Vice President, Taxes, GE
Senior Vice President, Taxes             777 Long Ridge Road                    Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Denis J. Nayden                          GE Capital                             Chairman and Chief Executive
President                                260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Michael A. Neal                          GE Capital                             President & COO, GE Capital
Executive Vice President GECS            260 Long Ridge Road
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James A. Parke                           GE Capital                             Executive Vice President and Chief
Executive Vice President and CFO         260 Long Ridge Road                    Financial Officer, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Marc J. Saperstein                       GE Capital                             Senior Vice President, Human
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Executive Vice President                 260 Long Ridge Road                    Resources, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Edward D. Stewart                        GE Capital                             Executive Vice President GE Capital
Executive Vice President                 1600 Summer Street
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Kathryn A. Cassidy                       GE Capital                             Senior Vice President, Corporate
Senior Vice President                    201 High Ridge Road                    Treasury and Global Funding
                                         Stamford, CY 06927                     Operation, GE Capital
----------------------------------------------------------------------------------------------------------------------
Joan C. Amble                            GE Capital                             Vice President and Controller
Vice President and Controller            260 Long Ridge Road                    GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Arthur H. Harper                         GE Capital                             Executive Vice President, GE Capital
Executive Vice President                 260 Long Ridge Road
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
David R. Nissen                          GE Capital                             Senior Vice President, Global
Senior Vice President                    260 Long Ridge Road                    Consumer Finance, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Robert L. Lewis                          GE Capital                             Senior Vice President, GE Capital
Senior Vice President                    120 Long Ridge Road                    Corporation
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                              SCHEDULE III TO SCHEDULE 13D

                                        GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                            DIRECTORS AND EXECUTIVE OFFICERS
----------------------------------------------------------------------------------------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
                 ----                          ------------------------             ----------------------------
----------------------------------------------------------------------------------------------------------------------
                                                    DIRECTORS
----------------------------------------------------------------------------------------------------------------------
Nancy E. Barton                          GE Capital                             Senior Vice President, General
Director                                 260 Long Ridge Road                    Counsel and Secretary, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James R. Bunt                            GE                                     Vice President and Treasurer, GE
Director                                 3135 Easton Turnpike
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
David L. Calhoun                         General Electric Appliances            Executive Vice President and Chief
Director                                 Appliance Park                         Executive Officer, GE Aircraft
                                         Louisville, KY 40225                   Engines
----------------------------------------------------------------------------------------------------------------------
Dennis D. Dammerman                      GE                                     Vice Chairman and Executive Officer,
Director                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Scott C. Donnelly                        General Electric CR&D                  Senior Vice President, GE, CR&D
Director                                 One Research Circle
                                         Niskayuna, NY  12309
----------------------------------------------------------------------------------------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President and Chief Executive
Director                                 Taylor Building                        Officer, GE Financial Assurance
                                         6604 West Broad Street
                                         Richmond, VA 23230
----------------------------------------------------------------------------------------------------------------------
Benjamin W. Heineman, Jr.                General Electric Company               Senior Vice President, General
Director                                 3135 Easton Turnpike                   Counsel and Secretary, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Arthur H. Harper                         GE Capital Corporation                 Executive Vice President
Director                                 260 Long Ridge Road                    GE Capital Corporation
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Jeffery R. Immelt                        GE                                     Chairman and Chief Executive
Director                                 3135 Easton Turnpike                   Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Robert Jeffe,                            GE                                     Senior Vice President, Corporate
Director                                 3135 Easton Turnpike                   Business Development - GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
John H. Myers                            GE Investment Corporation              Chairman and President, GE
Director                                 3003 Summer Street                     Investment Corporation
                                         Stamford, CT 06904
----------------------------------------------------------------------------------------------------------------------
Denis J. Nayden                          GE Capital                             Chief Executive Officer, GE Capital
Director                                 260 Long Ridge Road
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Michael A. Neal                          GE Capital                             President and COO, GE
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Director                                 260 Long Ridge Road                    Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James A. Parke                           GE Capital                             Vice Chairman and Chief Financial
Director                                 260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President and Chief
Director                                 5200 Metcalf                           Executive Officer, Employers
                                         Overland Park, KS 66201                Reinsurance Corporation
----------------------------------------------------------------------------------------------------------------------
Gary M. Reiner                           GE                                     Senior Vice President and Chief
Director                                 3135 Easton Turnpike                   Information Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Gary L. Rogers                           GE                                     Vice Chairman,
Director                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
John M. Samuels                          GE                                     Vice President and Senior Counsel,
Director                                 3135 Easton Turnpike                   Corporate Taxes, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
K.S. Sherin                              GE                                     Senior Vice President, Finance and
Director                                 3135 Easton Turnpike                   Chief Financial Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Edward D. Stewart                        GE Capital                             Executive Vice President, GE Capital
Director                                 1600 Summer Street
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Robert C. Wright                         National Broadcasting Company, Inc.    Chairman and CEO,
Director                                 30 Rockefeller Plaza                   NBC
                                         New York, New York 10112
----------------------------------------------------------------------------------------------------------------------
                                                      OFFICERS
                                                      --------
----------------------------------------------------------------------------------------------------------------------
Nancy E. Barton                          GE Capital                             Senior Vice President, General
Senior Vice President, General Counsel   260 Long Ridge Road                    Counsel and Secretary, GE Capital
and Secretary                            Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James Colica                             GE Capital                             Senior Vice President, Global Risk
Senior Vice President                    260 Long Ridge Road                    Management, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Dennis D. Dammerman                      GE                                     Vice Chairman and Executive Officer,
Chairman of the Board                    3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
Richard D'Avino                          GE Capital                             Senior Vice President, Taxes, GE
Senior Vice President, Taxes             777 Long Ridge Road                    Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President and Chief Executive
Executive Vice President                 Taylor Building                        Officer, GE Financial Assurance
                                         6604 West Broad Street
                                         Richmond, VA 23230
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Denis J. Nayden                          GE Capital                             Chairmanand Chief Executive Officer,
President                                260 Long Ridge Road                    GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Michael A. Neal                          GE Capital                             President & COO, GE Capital
Executive Vice President GECS            260 Long Ridge Road
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
James A. Parke                           GE Capital                             Executive Vice President and Chief
Executive Vice President and CFO         260 Long Ridge Road                    Financial Officer, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      President and Chief Executive
Executive Vice President                 5200 Metcalf                           Officer, Employers Reinsurance
                                         Overland Park, KS 66201                Corporation
----------------------------------------------------------------------------------------------------------------------
Marc J. Saperstein                       GE Capital                             Senior Vice President, Human
Executive Vice President                 260 Long Ridge Road                    Resources, GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Edward D. Stewart                        GE Capital                             Executive Vice President, GE Capital
Executive Vice President                 1600 Summer Street
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Kathryn A. Cassidy                       GE Capital                             Senior Vice President, Corporate
Senior Vice President                    201 High Ridge Road                    Treasury and Global Funding
                                         Stamford, CY 06927                     Operation, GE Capital
----------------------------------------------------------------------------------------------------------------------
Joan C. Amble                            GE Capital                             Vice President and Controller,
Vice President and Controller            260 Long Ridge Road                    GE Capital
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
Arthur H. Harper                         GE Capital                             Executive Vice President, GE Capital
Executive Vice President                 260 Long Ridge Road
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                              SCHEDULE IV TO SCHEDULE 13D

                                                GENERAL ELECTRIC COMPANY
                                            DIRECTORS AND EXECUTIVE OFFICERS
----------------------------------------------------------------------------------------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
                 ----                          ------------------------             ----------------------------
----------------------------------------------------------------------------------------------------------------------
                                                      DIRECTORS
----------------------------------------------------------------------------------------------------------------------
J.I. Cash, Jr.                           Harvard Business School                Professor of Business Administration
                                         Morgan Hall                            - Graduate
                                         Soldiers Field                         School of Business Administration
                                         Boston, MA 02163                       Harvard University

----------------------------------------------------------------------------------------------------------------------
S. S. Cathcart                           222 Wisconsin Avenue                   Retired Chairman, Illinois Tool Works
                                         Suite 103
                                         Lake Forest, IL 60045
----------------------------------------------------------------------------------------------------------------------
D. D. Dammerman                          GE                                     Chairman, GECS; Vice Chairman and
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
P. Fresco                                Fiat SpA                               Chairman of the Board, Fiat SpA
                                         via Nizza 250
                                         10126 Torino,
                                         Italy
----------------------------------------------------------------------------------------------------------------------
A.M. Fudge                               Kraft Foods, Inc.                      Former Executive Vice President,
                                         555 South Broadway                     Kraft Foods, Inc.
                                         Tarrytown, NY 10591
----------------------------------------------------------------------------------------------------------------------
C.X. Gonzalez                            Kimberly-Clark de Mexico, S.A. de      Chairman of the Board and Chief
                                         C.V.                                   Executive Officer, Kimberly-Clark de
                                         Jose Louis Lagrange 103,               Mexico S.A. de C.V.
                                         Tercero Piso
                                         Colonia Los Morales
                                         Mexico, D.F. 11510,
                                         Mexico
----------------------------------------------------------------------------------------------------------------------
J.R. Immelt                              GE                                     Chairman of the Board and Chief
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT  06431
----------------------------------------------------------------------------------------------------------------------
Andrea Jung                              Avon Products, Inc.                    Chairman of the Board and Chief
                                         1345 Avenue of the Americas            Executive Officer, Avon Products,
                                         New York, NY 10105                     Inc.
----------------------------------------------------------------------------------------------------------------------
K.G. Langone                             Invemed Associates, Inc                Chairman, President and Chief
                                         375 Park Avenue                        Executive Officer,
                                         New York, NY 10152                     Invemed Associates, Inc.
----------------------------------------------------------------------------------------------------------------------
R.B. Lazarus                             Ogilvy & Mather Worldwide              Chairman and Chief Executive Officer,
                                         309 West 49th Street                   Ogilvy & Mather Worldwide
                                         New York, NY  10019-7316
----------------------------------------------------------------------------------------------------------------------
Scott G. McNealy                         Sun Microsystems, Inc.                 Chairman, President and Chief
                                         901 San Antonio Road                   Executive Officer, Sun Microsystems
                                         Palo Alto, CA  94303
----------------------------------------------------------------------------------------------------------------------
G.G. Michelson                           Federated Department Stores            Former Member of the Board
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                         151 West 34th Street                   of Directors, Federated Department
                                         New York, NY 10001                     Stores
----------------------------------------------------------------------------------------------------------------------
S. Nunn                                  King & Spalding                        Partner, King & Spalding
                                         191 Peachtree Street, N.E.
                                         Atlanta, GA 30303
----------------------------------------------------------------------------------------------------------------------
R.S. Penske                              Penske Corporation                     Chairman of the Board and President,
                                         13400 Outer Drive, West Detroit, MI    Penske Corporation
                                         48239-4001
----------------------------------------------------------------------------------------------------------------------
F.H.T. Rhoades                           Cornell University                     President Emeritus,
                                         3104 Snee Building                     Cornell University
                                         Ithaca, NY 14853
----------------------------------------------------------------------------------------------------------------------
G.L. Rogers                              GE                                     Vice Chairman of the Board and
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT  06431
----------------------------------------------------------------------------------------------------------------------
A.C. Sigler                              Champion International Corporation     Retired Chairman of the Board, Chief
                                         1 Champion Plaza                       Executive Officer and Former
                                         Stamford, CT 06921                     Director, Champion International
                                                                                Corporation
----------------------------------------------------------------------------------------------------------------------
D.A. Warner, III                         J.P. Morgan Chase & Co., Inc., The     Chairman of the Board, J.P. Morgan
                                         Chase Manhattan Bank and Morgan        Chase & Co. Inc., The Chase
                                         Guaranty Trust Company                 Manhattan Bank and Morgan Guaranty
                                         60 Wall Street                         Trust Company
                                         New York, NY 10260
----------------------------------------------------------------------------------------------------------------------
R.C. Wright                              National Broadcasting Company, Inc.    Vice Chairman of the Board and
                                         30 Rockefeller Plaza                   Executive Officer, GE; Chairman and
                                         New York, NY  10112                    Chief Executive Officer, National
                                                                                Broadcasting Company, Inc.
----------------------------------------------------------------------------------------------------------------------
                                                 EXECUTIVE OFFICERS
                                                 ------------------
----------------------------------------------------------------------------------------------------------------------
J.R. Immelt                              GE                                     Chairman of the Board and Chief
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
P.D. Ameen                               GE                                     Vice President and Comptroller, GE
                                         3135 Easton Turnpike
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
J.R. Bunt                                GE                                     Vice President and Treasurer, GE
                                         3135 Easton Turnpike
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
D.L. Calhoun                             GE                                     Senior Vice President-
                                         1 Neumann Way                          GE Aircraft Engines
                                         Cincinnati, OH  45215
----------------------------------------------------------------------------------------------------------------------
J.P. Campbell                            GE                                     Vice President -
                                         Appliance Park                         GE Appliances
                                         Louisville, KY  40225
----------------------------------------------------------------------------------------------------------------------
W.J. Conaty                              GE                                     Senior Vice President
                                         3135 Easton Turnpike                   Human Resources, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
D.D. Dammerman                           GE                                     Chairman, GECS; Vice Chairman and
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
S.C. Donnelly                            GE                                     Senior Vice President Corporate
                                         One Research Circle                    Research and Development
                                         Niskayuna, NY  1239
----------------------------------------------------------------------------------------------------------------------
Matthew J. Espe                          GE                                     Senior Vice President, GE Lighting
                                         Nela Park
                                         Cleveland, Ohio 44112
----------------------------------------------------------------------------------------------------------------------
Y. Fujimori                              GE                                     Senior Vice President -
                                         1 Plastics Avenue                      GE Plastics
                                         Pittsfield, MA  01201
----------------------------------------------------------------------------------------------------------------------
B.W. Heineman, Jr.                       GE                                     Senior Vice President, General
                                         3135 Easton Turnpike                   Counsel and Secretary, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
J.M. Hogan                               GE                                     Senior Vice President -
                                         P.O. Box 414                           GE Medical Systems
                                         Milwaukee, WI  53201
----------------------------------------------------------------------------------------------------------------------
Robert A. Jeffe                          GE                                     Senior Vice President -
                                         3135 Easton Turnpike                   Business Development
                                         Fairfield, CT  06431
----------------------------------------------------------------------------------------------------------------------
J. Krenicki, Jr.                         GE                                     Vice President, GE Transportation
                                         2901 East Lake Road                    Systems
                                         Erie, PA 16531
----------------------------------------------------------------------------------------------------------------------
R.W. Nelson                              GE                                     Vice President-Corporate Financial
                                         3135 Easton Turnpike                   Planning and Analysis, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
G.M. Reiner                              GE                                     Senior Vice President and Chief
                                         3135 Easton Turnpike                   Information Officer, GE
                                         Fairfield, CT 06431
----------------------------------------------------------------------------------------------------------------------
J.G. Rice                                GE                                     Vice President, GE Power Systems
                                         1 River Road
                                         Schenectady, NY 12345
----------------------------------------------------------------------------------------------------------------------
G.L. Rogers                              GE                                     Senior Vice President,
                                         1 Plastics Avenue                      GE Plastics
                                         Pittsfield, MA 01201
----------------------------------------------------------------------------------------------------------------------
K.S. Sherin                              GE                                     Senior Vice President, Finance and
                                         3135 Easton Turnpike                   Chief Financial Officer, GE
                                         Fairfield, CT  06431
----------------------------------------------------------------------------------------------------------------------
L.G. Trotter                             GE                                     Senior Vice President,
                                         41 Woodward Avenue                     GE Industrial Systems
                                         Plainville, CT 06062
----------------------------------------------------------------------------------------------------------------------
W.A. Woodburn                            General Electric Company               Senior Vice President -
                                         187 Danbury Road                       GE Specialty Materials
                                         Wilton, CT  06897
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
R.C. Wright                              National Broadcasting Company, Inc.    Vice Chairman of the Board and
                                         30 Rockefeller Plaza                   Executive Officer, General Electric
                                         New York, NY  10112                    Company; Chairman and Chief
                                                                                Executive Officer, National
                                                                                Broadcasting Company, Inc.
----------------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                 Description
-----------                 -----------

9 Stock Purchase Agreement dated as of July 20, 2000 between the Company and CFE (incorporated by reference to Exhibit 1 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

10 Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 2 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

11 Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 3 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

12 Registration Rights Agreement dated as of July 20, 2000 by and among the Company, CFE and Blue Truck (incorporated by reference to Exhibit 4 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

13 Letter dated July 20, 2000 by and between CFE and Blue Truck (incorporated by reference to Exhibit 5 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

14 Joint Filing Agreement by and among GE, GECS, GE Capital and CFE (incorporated by reference to Exhibit 6 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

15 Power of Attorney Executed by General Electric Company (incorporated by reference to Exhibit 7 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

16 Power of Attorney Executed by General Electric Capital Services, Inc. (incorporated by reference to Exhibit 8 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)